United States securities and exchange commission logo





                            January 3, 2022

       Shyam P. Kambeyanda
       Chief Executive Officer
       ESAB Corp.
       909 Rose Avenue, 8th Floor
       North Bethesda, MD 20852

                                                        Re: ESAB Corp.
                                                            Amendment No. 2 to
Draft Registration Statement on Form 10
                                                            Submitted December
17, 2021
                                                            CIK No. 0001877322

       Dear Mr. Kambeyanda:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 9, 2021.

       Amendment No. 2 to Draft Registration Statement on Form 10

       Unaudited Pro Forma Condensed Combined Financial Statements Note (m), page 53

   1. We note your response to prior comment 7. When you update your pro forma financial statements for the year
ended 2021, please include a discussion of how the asbestos
                                                        expense compares to
amounts recognized in prior years, the specific factors that have caused variations, and
any expectations regarding future trends and factors that could result in material
variations in the future.
 Shyam P. Kambeyanda
FirstName  LastNameShyam P. Kambeyanda
ESAB Corp.
Comapany
January    NameESAB Corp.
        3, 2022
January
Page 2 3, 2022 Page 2
FirstName LastName
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accountant Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Cathy A. Birkeland